Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces that CPV, a subsidiary of OPC, is in
Negotiations to Increase Holdings in Two Power Plants in its Energy Transition Business

Singapore, July 14, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, is in negotiations with two parties to acquire their ownership interests in two natural gas-fired power plants in the PJM market in which CPV already has an interest (the “Projects”), thereby increasing CPV’s ownership interests in the Projects.

If both acquisitions are completed, OPC expects the total investment to be in the range of approximately $210 million to $240 million, depending on the final terms of the agreements, which are under discussion between CPV and the sellers of the Projects. OPC further expects that, to the extent each acquisition is completed, CPV’s interest in each of the Projects will increase significantly, but CPV would not acquire full ownership of the Projects. If agreements are reached with the sellers, OPC expects completion to occur in the second half of 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about CPV’s negotiations to acquire additional interests in the Projects, including expected terms of the potential acquisitions, expected timing and total amount required for the acquisitions and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to whether CPV enters into agreements to acquire additional ownership interests in the Projects on the terms described herein or at all and whether such acquisitions (if agreed) are completed, the amounts paid for the acquisitions, the timing of the acquisitions if they are consummated and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.